Company Contact: Email: investors@geruigroup.com Website: www.geruigroup.com	Investor Relations Contact: CCG Investor Relations Mr. Athan Dounis Phone: 1-646-213-1916 Email: athan.dounis@ccgir.com

FOR IMMEDIATE RELEASE

China Gerui Advanced Materials Group Limited Announces
Fourth Quarter and Full Year 2010 Results

ZHENGZHOU, China – April 7, 2011 – China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"),  a leading high precision, cold-rolled strip steel producer in China, today announced unaudited financial results for the fourth quarter and full year ended December 31, 2010.

Full Year 2010 Highlights

●	Revenue increased 16.0% to $253.9 million
●	Gross profit increased 15.5% to $76.0 million
●	Gross margin was 29.9%
●	Operating income increased 11.0% to $66.9 million
●	Net income increased 8.4% to $47.1 million, or $1.01 per diluted share
●	Unrestricted cash increased 50.1% to $119.5 million
●	Operating cash flow increased 8.0% to $36.5 million
●	Working capital increased 35.3% to $66.7 million

Fourth Quarter 2010 Highlights

●	Revenue increased 15.6% to $66.1 million
●	Gross profit increased 15.4% to $19.6 million
●	Gross margin was 29.7%
●	Operating income increased 7.2% to $16.8 million
●	Net income was $11.3 million, or $0.23 per diluted share

“Our full year 2010 sales growth was driven by an increase in production capacity as we ran our facilities at almost  100% capacity utilization during 2010 compared to a slightly lower utilization rate for 2009,” said Mr. Mingwang Lu, Chairman and Chief Executive Officer.  “Despite an increase in the price of commodity hot-rolled steel, which is our key raw material, we managed to maintain our approximate 30% gross margin target due to our cost-plus pricing strategy.

“We believe that we are able to maintain our above-industry average gross margin because we make  customized, high value-added products that our customers want.  We believe that our customers choose us over our competitors for a number of reasons.  We believe our brand name and reputation in China is strong. and our fully in-house production process has helped make our products known for high quality and precision.  We can customize products for our customers based on the specific attributes they require for the intended end-use applications. We believe customers will continue to purchase from us because we can meet their specifications.  Finally, we have a strong R&D capability in our view and continue to offer new product offerings in a cost-effective manner that our clients are interested in.  We have been operating at full capacity to meet the high demand and are pleased to have our new facilities beginning to come online in 2011.”

Full Year 2010 Results

Revenue increased 16.0% to $253.9 million from $218.9 million in 2009.  The increase in revenue was primarily due to a 20% increase in sales volume to 299,843 tons for 2010 compared to 249,946 tons in 2009, offset by a 3.3% decrease in the Company’s average selling price to $847 per ton for 2010 compared to $876 per ton for 2009.

Gross profit increased 15.5% to $76.0 million from $65.8 million in 2009.  Gross margin was 29.9%, reflecting almost no change in 2010 compared to the 30.1% level achieved in 2009.

Total operating expenses in 2010 were $9.0 million, or 3.6% of sales, compared to $5.5 million, or 2.5% of sales, in 2009.  Operating income increased 11.0% to $66.9 million in 2010, or 26.4% of sales, from $60.3 million, or 27.6% of sales, in 2009.  The decrease in operating margin was primarily due to additional salary and training expenses from employee hiring in anticipation of the opening of the Company’s new production facility and additional expenses incurred in 2010 related to being a public company such as legal and other professional service fees.

Net income increased 8.4% to $47.1 million in 2010, or $1.01 per diluted share, from $43.4 million, or $1.15 per diluted share, in 2009.

Fourth Quarter 2010 Results

Revenue increased 15.6% to $66.1 million in the fourth quarter of 2010 from $57.2 million in the fourth quarter of 2009.  The increase in revenue was due to a 14.7% increase in sales volume to 75,551 tons for the fourth quarter of 2010 compared to 65,850 tons for the same period of 2009 and a 0.7% increase in the Company’s average selling price to $875 per ton for the fourth quarter of 2010 compared to $869 per ton for the same period of 2009.

Gross profit increased 15.4% to $19.6 million in the fourth quarter of 2010 from $17.0 million in the same period of 2009.  Gross margin was 29.7% in the fourth quarter of 2010, which was the same as the gross margin for the fourth quarter of 2009.

Total operating expenses were $2.8 million, or 4.2% of sales in the fourth quarter of 2010, compared to $1.3 million, or 2.3% of sales in the same period of 2009.  Operating income increased 7.2% to $16.8 million in the fourth quarter of 2010, or 25.5% of sales, from $15.7 million, or 27.5% of sales in the same period of 2009.  The decrease in operating margin is primarily due to additional salary and training expenses from employee hiring in anticipation of the opening of the Company’s new production facility and additional expenses incurred in 2010 related to being a public company such as legal and other professional service fees.

Net income was $11.3 million in the fourth quarter of 2010, or $0.23 per diluted share, compared to $11.4 million, or $0.27 per diluted share in the same period of 2009.

Financial Condition

As of December 31, 2010, the Company had $119.5 million in unrestricted cash and an additional $66.5 million in restricted cash, as compared to $79.6 million and $37.5 million, respectively, as of December 31, 2009. Working capital was $66.7 million compared to $49.3 million at the end of 2009. Shareholder's equity was $167.8 million, as compared to $87.0 million at the end of 2009.  The Company has no long-term debt.  Operating cash flow increased 8.0% to $36.5 million compared to $33.8 million last year.

Recent Developments

•
In March 2011, the Company announced that, as of March 21, 2011, of the 16,066,667 warrants originally issued by the Company in March 2009, 15,514,334 warrants were exercised for proceeds of $77.6 million and 552,333 warrants expired unexercised.

•	In March 2011, the Company’s management team presented at the Rodman & Renshaw Annual China Investment Conference in Shanghai, China.

•	In December 2010, the Company held its 2010 annual general meeting of shareholders and an Analyst Day in Zhengzhou, China.

Business Outlook

For fiscal year 2011, consistent with the Company’s previous guidance, China Gerui expects revenue of between $330 million and $345 million, gross profit of between $115 million and $120 million, net income of between $70 million and $75 million, diluted earnings per share between $1.20 and $1.25, and capital expenditures to complete its previously announced Phase II of expansion plan of between $12 million and $15 million.

As previously disclosed, the Company’s expansion plan is being implemented in two phases.  The first phase has involved the construction of two new cold-rolled, wide-strip steel production lines with 150,000 tons of total annual capacity and a chromium plating line capable of processing 200,000 tons of cold-rolled steel per annum, which started normal operations in March 2011.  The two new cold-rolled production lines are expected to launch normal production operations this quarter. The Company expects a relatively quick ramp-up after the full launch of production operations begin with an initial capacity utilization for the two new cold-rolled wide-strip steel production lines of approximately 50% rising to approximately 75% by the fourth quarter of 2011. Phase II of the expansion plan involves the construction of a third cold-rolled wide strip steel production line with 100,000 tons of capacity by the end of 2011.

Mr. Lu added, “We serve over 200 customers and they primarily come from four industries – food  and industrial packaging, construction and decoration materials, electrical and home appliances, and telecom. The first three industries are all driven by the increase in the consumption power of the Chinese economy, which we expect to continue to rise.  The food and industrial packaging industry generates almost 50% of the revenue for our company.  Going forward, we see increasing revenue contribution from the telecom industry and construction decoration materials, along with strong growth in revenue from food and industrial packaging.  We believe that, over the next three years, double-digit annual growth in our industry is possible.  The telecom industry in particular should continue to benefit from the Chinese government’s policy of expanding broadband and 3G networks in both rural and urban areas, which in return, provides for increased demand for China Gerui’s product in the manufacturing of fiber optic cables.”

“Our core business is cold-rolled steel production, specifically, high precision, cold-rolled narrow strip steel is the primary business of the company for now.  With the additional expanded capacity, we will start serving the cold-rolled wide strip steel market with high-end, higher margin products.  Historically we improved on our profit margins.  Our gross margins are approximately 30%.  With the new capacity from the expansion program, we aim to improve on this profitability level going forward.  Our ability to enhance our margin performance is primarily due to our cost-plus method of pricing, our ability to optimize our product mix with higher margin products, and our ability to offer new products to the market.

“From 2004 through 2008, we added capacity year-after-year and funded this all through our own internally generated cash flow.  We are adding capacity to meet market demand and focus on under-served segments of the market.  Now we are focusing on adding to and optimizing our overall product mix.    We want to manufacture high-quality products that compete with our international competitors but sell them in China at more favorable prices.  In 2011 and beyond, we will continue to focus on strengthening our market leadership while optimizing our product mix with high end products.”

Scheduled Form 20-F Filing

The Company expects to file its audited financial results for the year of 2010 on Form 20-F by April 19, 2011. As a foreign private issuer, China Gerui is exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of quarterly reports, among other reporting requirements and has until June 30 to file its Form 20-F.

Conference Call Information

The Company will also host a conference call at 8:00 am ET on Thursday, April 7, 2011.

Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 55921480.

A replay of the conference call will be available for 14 days starting from 10:00 am ET on Thursday, April 7, 2011. To access the replay, dial +1 (800) 642-1687. International callers should dial +1 (706) 645-9291. The passcode is 55921480.

A live and archived webcast of the call will be available on the Company's website at http://www.geruigroup.com/Investors.html.  To listen to the live webcast, please go to the Company's website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2009 and otherwise in our SEC reports and filings, including the final prospectus for our offering.  Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Financial tables to follow

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(IN US DOLLARS)

	For the three months ended		For the year ended
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

Revenue	$66,141,972	$57,241,385	$253,866,337	$218,902,632

Cost of revenue	(46,500,979)	(40,220,298)	(177,869,648)	(153,095,354)

Gross Profit	19,640,993	17,021,087	75,996,689	65,807,278

Operating expenses:
General and administrative expenses	(2,422,447)	(1,097,958)	(7,795,722)	(4,573,512)
Selling and marketing expenses	(370,384)	(204,254)	(1,251,091)	(919,049)

Total operating expenses	(2,792,831)	(1,302,212)	(9,046,813)	(5,492,561)

Operating income	16,848,162	15,718,875	66,949,876	60,314,717

Other income (expenses)
Interest income	433,251	149,792	1,087,178	829,056
Interest expenses	(1,821,717)	(728,071)	(5,286,727)	(3,237,757)
Sundry income	1,514	77,899	270,240	293,831

Income before income taxes	15,461,210	15,218,495	63,020,567	58,199,847

Income tax expense	(4,119,761)	(3,817,221)	(15,937,143)	(14,751,569)

Net income	$11,341,449	$11,401,274	$47,083,424	$43,448,278

Earnings per share
- Basic	$0.25	$0.30	$1.07	$1.29

- Diluted	$0.23	$0.27	$1.01	$1.15

Weighted average common shares outstanding
- Basic	45,625,015	38,035,225	43,891,670	33,751,844

- Diluted	48,389,066	41,958,860	46,655,721	37,675,479

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	December 31, 2010	December 31, 2009
	(Unaudited)
Assets

Current assets
Cash	$119,477,298	$79,607,369
Restricted cash	66,530,303	37,498,169
Accounts receivable, net	4,087,086	4,808,184
Inventories	7,002,277	5,958,880
Prepaid expenses and other deposits	28,749,680	16,473,710
Other receivables	2,068,082	2,292,133

Total current assets	227,914,726	146,638,445

Non-current assets
Property, plant and equipment, net	85,489,849	22,338,210
Prepaid machinery deposits	-	13,973,966
Land use right, net	15,599,157	1,399,026

Total non-current assets	101,089,006	37,711,202

Total assets	$329,003,732	$184,349,647

Liabilities and stockholders' equity

Current Liabilities
Accounts payable	$2,650,689	$7,617,953
Notes payable	86,227,272	41,013,622
Term loans	44,090,909	33,982,715
Land use right payable	10,203,404	-
Income tax payable	4,151,665	3,817,304
Customers deposits	9,686,444	8,146,611
Accrued liabilities and other payables	4,181,347	2,728,585

Total current liabilities	161,191,730	97,306,790

Total liabilities	161,191,730	97,306,790

Stockholders' equity

Common stock,
Common stock, 100,000,000 shares authorized with no par value;
46,139,053 and 40,692,323 shares outstanding as of
December 31, 2010 and December 31, 2009, respectively	73,944,243	45,261,630
Additional paid-in capital	6,930,944	6,930,944
Retained earnings	79,522,406	32,438,982
Accumulated other comprehensive income	7,414,409	2,411,301

Total stockholders' equity	167,812,002	87,042,857

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN US DOLLARS)

	For the year ended December 31
	2010	2009	2008
	(Unaudited)
Cash flows from operating activities:
Net income	$47,083,424	$43,448,278	$21,584,589
Add: Net income attributable to minority interest	-	-	13,920,944
	47,083,424	43,448,278	35,505,533
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation of property, plant and equipment	3,149,314	2,792,547	2,447,626
Amortization of land use right	259,438	30,827	30,280
Changes in assets and liabilities:
Accounts receivable, net	721,098	5,496,540	(128,270)
Inventories	(1,043,397)	(2,404,567)	5,106,310
Prepaid expenses and other deposits	(12,275,970)	(5,552,655)	(949,445)
Other receivables	224,051	(1,026,036)	(630,379)
Accounts payable	(4,967,264)	2,278,603	(547,173)
Income tax payable	334,361	1,628,627	(408,010)
Customers deposit	1,539,833	(9,338,097)	9,035,743
Accrued liabilities and other payables	1,452,762	(3,565,821)	1,005,235
Net cash provided by operating activities	36,477,650	33,788,246	50,467,450
Cash flows from investing activities:
Capital expenditures for addition of property, plant and	(65,063,864)	(5,213,329)	(6,572,185)
equipment
Payment of purchases of land use right	(3,996,727)	(14,648)	-
Changes in restricted cash	(29,032,134)	(12,785,820)	(5,485,798)
Changes in prepaid machinery deposits	13,973,966	(13,336,084)	25,126,394
Net cash (used in)/provided by investing activities	(84,118,759)	(31,349,881)	13,068,411
Cash flows from financing activities:
Repayment of term loans	(45,984,848)	(37,269,379)	(26,662,742)
Proceeds from term loans	56,093,042	40,574,191	39,985,342
Proceeds received from common stock issued and	28,682,613	26,736,329	-
warrant conversion, net
Proceeds from notes payable	45,213,650	14,102,666	6,430,053
Repayment of subscription receivable	-	4,310,087	-
Land use right payable	-	(28,521)	(125,604)
Due to former minority shareholders	-	(4,310,087)	-
Due to former owner	-	-	(61,688)
Dividends paid	-	(9,601,549)	(42,254,947)
Net cash provided by/(used in) financing activities	84,004,457	34,513,737	(22,689,586)
Net increase in cash	36,363,348	36,952,102	40,846,275
Effect on change of exchange rates	3,506,581	32,863	1,557,778
Cash as of January 1	79,607,369	42,622,404	218,351
Cash as of December 31	$119,477,298	$79,607,369	$42,622,404
Supplemental disclosures of cash flow information:

Cash paid during the year for:
Interest paid	$3,927,906	$327,757	$3,769,423
Income tax paid	$15,738,892	$13,122,287	$12,277,745
Non-cash paid during the year for:
Dividend paid	$-	$18,525,000	$-
Transfer of prepayments and other deposits to property, plant and equipment	$-	$-	$2,288,337
Acquisition of minority interest with subscription receivable	$-	$-	$4,310,087

###